SNIPP INTERACTIVE INC.

SNIPP LAUNCHES WHITE-LABEL LOYALTY APP COMPANION FOR ITS

SNIPPLOYALTY PLATFORM

November 18th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates, rewards and loyalty solutions listed on the TSX Venture Exchange, is pleased to announce its launch of a white-label loyalty app for brands and retailers looking to extend their loyalty offerings into mobile. Developed under the SnippLoyalty product suite, the app can be completely white-labeled and customized as per client requirements.

David Hargreaves, Chief Client Officer of Snipp, said “We’re excited to extend clients the ability to complement their loyalty programs with an app that is customizable and scalable to their needs, while still incorporating the full-range of security, receipt processing and big data features that have made our technology platform an industry standard. We have already seen great demand from existing clients and expect this to become a core part of our platform offering going forward.”

With Snipp’s companion loyalty app, brands will be able to provide their consumers a personalized, branded mobile loyalty and rewards experience that links to their main loyalty offering. Brands can also take a mobile first view of their loyalty programs using the app as the center piece of their programs interactions with customers. The app will include a best in class suite of leading loyalty features with real time, location-based targeted offers. Consumers can shop, snap and send in their purchase receipts though this custom branded app and earn a host of rewards. In addition they can earn points and rewards for non-purchase activities such as social media engagement and other in-app activities.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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